SCYTHIAN BIOSCIENCES ANNOUNCES APPOINTMENT OF PROFESSOR MICHAEL BARNES AS CHIEF MEDICAL OFFICER

-	Influential voice in medical cannabis policy in Europe

-	A leading world authority in neurological rehabilitation

Toronto, ON – February 15, 2018 –Scythian Biosciences Corp. (the “Company” or “Scythian”) (TSXV:SCYB) (Frankfurt:9SB) (OTCQB:SCCYF) is pleased to announce that Professor Michael Barnes will be joining the Company as Chief Medical Officer.

Professor Barnes MD FRCP is considered to be a leading world authority in neurological rehabilitation and has emerged as an influential voice in medical cannabis policy in Europe. Professor Barnes appointment as Scythian’s Chief Medical Officer aligns with Scythian’s goal of providing patients access to alternative treatment with pharmaceutical grade medical cannabis.

“Professor Barnes is a strong advocate of expanding medical cannabis use and is a respected global leader in the field of neuroscience,” said Vic Neufeld, a member of Scythian’s Board of Directors. “His powerful voice brings added credibility to Scythian’s mission to make safe and precisely dosed medical cannabis accessible to a growing number of patients in need.”

In line with Scythian’s ongoing efforts to develop cannabis-based therapies, Professor Barnes played a critical role in the development of Sativex®, a proprietary product developed by GW Pharmaceuticals. Sativex® is an oromucosal spray of formulated sativa plant extract for the treatment of spasticity due to multiple sclerosis.

Professor Barnes is the co-author of a report entitled Cannabis: The Evidence for Medical Use (the “Barnes Report”), an expert independent opinion commissioned by the United Kingdom’s All-Party Parliamentary Group on Drug Policy Reform. The Barnes Report concluded, based on a literary review of more than 20,000 research papers concerning the use of drugs containing cannabinoids, that cannabis-based medication helped with a wide range of conditions. The Barnes Report has influenced law makers in Ireland, Jersey and Guernsey. Ireland is considering legalizing the use of cannabis for treating specific medical conditions, due, in part, to the conclusions of the Barnes Report. Professor Barnes has also been involved in the campaign to legalize medical cannabis in Ireland and presented the case to the Irish Parliament. Both Jersey and Guernsey are reviewing laws around cannabis.

Professor Barnes actively campaigns for the medical use of cannabis in the United Kingdom - including through endourpain.org as well as the United Patients Alliance and Clear, both organizations that are working with the aim of legalizing medical cannabis. He is also a member of the medical cannabis steering group at Volteface. He has lectured extensively on medical cannabis around the world and has recorded several live TV, radio, print and social media interviews on the topic.

Professor Barnes’ background is as a clinical neurologist and consultant in rehabilitation medicine. He is the Honorary Professor of Neurological Rehabilitation at the University of Newcastle, Founder and President of the World Federation of Neurological Rehabilitation and past President of the British Society of Rehabilitation Medicine and was elected to the membership of the European Academy of Rehabilitation Medicine. He has also served as the chief executive of several NHS organizations.

About Scythian Biosciences Corp.

Scythian is a research and development company committed to finding a solution for the prevention and treatment of concussions and traumatic brain injury with its proprietary Cannabinoid combination.

Scythian’s mission is to be the first accepted drug regimen for concussive treatment. Scythian has recently formed a collaboration with the University of Miami and its world-renowned neuroscientific team to conduct pre-clinical and clinical trials of its drug regimen. The University of Miami believes that Scythian’s scientific approach shows significant promise and differs from previous approaches to treat this growing problem. The collaboration with the University of Miami allows access to their extensive knowledge base in the fields of traumatic brain injury and concussions and allows for Scythian’s clinical studies to be undertaken at their world-class facilities.

Gillian A. Hotz, PhD, is leading Scythian’s program at the University of Miami. Dr. Hotz is a nationally recognized behavioral neuroscientist and expert in neurotrauma, concussion management, and neurorehabilitation. She has extensive experience in neurocognitive testing. Dr. Hotz has been the co-director of University of Miami Miller School of Medicine’s Concussion Program since 1995.

Scythian is also endorsed by Pro Football Legends and the World Boxing Association on its mission.

Contact Information

For further information, please contact:

Scythian Biosciences Corp.

Jonathan Gilbert

CEO

Phone: (212) 729-9208

Email: info@scythianbio.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements

This press release may contain certain forward-looking information and statements (“forward-looking information”) within the meaning of applicable Canadian securities laws, that are not based on historical fact, including without limitation statements containing the words “believes”, “anticipates”, “plans”, “intends”, “will”, “should”, “expects”, “continue”, “estimate”, “forecasts” and other similar expressions. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. The Company undertakes no obligation to comment on analyses, expectations or statements made by third-parties in respect of the Company, its securities, or financial or operating results (as applicable). Although the Company believes that the expectations reflected in forward-looking information in this press release are reasonable, such forward-looking information has been based on expectations, factors and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including the risks discussed in the Company’s annual information form, which is available on SEDAR at www.sedar.com. The forward-looking information contained in this press release are expressly qualified by this cautionary statement and are made as of the date hereof. The Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Scythian Biosciences Corp.

Jonathan Gilbert, CEO

Phone: (212) 729-9208

Email: info@scythianbio.com